UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Valens Semiconductor Ltd.

(Name of Issuer)

Ordinary shares, no par value

(Title of Class of Securities)

M9607U115

(CUSIP Number)

May 3, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M9607U115	Schedule 13G	Page 2 of 10

1.	NAME OF REPORTING PERSON Value Base Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 15,878,642 (*)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 15,878,642 (*)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,878,642 (*)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.09% (*) (**)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 105,211,368 ordinary shares outstanding as of February 14, 2024, as provided in Annual Report on Form 20-F filed by the Issuer on February 28, 2024.

CUSIP No. M9607U115	Schedule 13G	Page 3 of 10

1.	NAME OF REPORTING PERSON Victor Shamrich
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 15,878,642 (*)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 15,878,642 (*)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,878,642 (*)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.09% (*) (**)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 105,211,368 ordinary shares outstanding as of February 14, 2024, as provided in Annual Report on Form 20-F filed by the Issuer on February 28, 2024.

CUSIP No. M9607U115	Schedule 13G	Page 4 of 10

1.	NAME OF REPORTING PERSON Ido Nouberger
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 15,878,642 (*)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 15,878,642 (*)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,878,642 (*)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.09% (*) (**)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 105,211,368 ordinary shares outstanding as of February 14, 2024, as provided in Annual Report on Form 20-F filed by the Issuer on February 28, 2024.

CUSIP No. M9607U115	Schedule 13G	Page 5 of 10

1.	NAME OF REPORTING PERSON Value Base Fund Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 10,449,348 (*)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 10,449,348 (*)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,449,348 (*)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.93% (*) (**)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 105,211,368 ordinary shares outstanding as of February 14, 2024, as provided in Annual Report on Form 20-F filed by the Issuer on February 28, 2024.

CUSIP No. M9607U115	Schedule 13G	Page 6 of 10

1.	NAME OF REPORTING PERSON Value Base Fund Invest 1, Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,429,294 (*)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,429,294 (*)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,429,294 (*)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.16% (*) (**)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 105,211,368 ordinary shares outstanding as of February 14, 2024, as provided in Annual Report on Form 20-F filed by the Issuer on February 28, 2024.

Item 1.

(a)	Name of Issuer Valens Semiconductor Ltd.

(b)	Address of Issuer’s Principal Executive Offices 8 Hanagar St., POB 7152, Hod Hasharon 4501309, Israel

Item 2.

(a)
Name of Person Filing
This statement is filed on behalf of each of the following, which will be referred to hereinafter, individually as a “Reporting Person” and collectively as the “Reporting Persons”:
-          Value Base Ltd.
-          Victor Shamrich
-          Ido Nouberger
-          Value Base Fund Limited Partnership
-          Value Base Fund Invest 1, Limited Partnership

(b)	Address of the Principal Business Office of each of the Reporting Persons is: 23 Yehuda Halevi St., Tel-Aviv 6513601, Israel.

(c)
Citizenship/Place of Organization
Value Base Fund Limited Partnership is organized under the laws of the Cayman Islands. Each other Reporting Person is a citizen of or organized under the laws of the State of Israel.

(d)	Title of Class of Securities Ordinary shares, no par value
(e)	CUSIP Number M9607U115

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

Not applicable.

Item 4.  Ownership.

The ownership information presented below is as of December 31, 2023 and represents beneficial ownership of ordinary shares of the Issuer based on 103,735,618 ordinary shares outstanding as of October 16, 2023, as provided in Exhibit 99.1 to the Current Report on Form 6-K filed by the Issuer on October 17, 2023.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Value Base Ltd.	15,878,642	15.09%	0	15,878,642	0	15,878,642
Victor Shamrich	15,878,642	15.09%	0	15,878,642	0	15,878,642
Ido Nouberger	15,878,642	15.09%	0	15,878,642	0	15,878,642
Value Base Fund Limited Partnership	10,449,348	9.93%	0	10,449,348	0	10,449,348
Value Base Fund Invest 1, Limited Partnership	5,429,294	5.16%	0	5,429,294	0	5,429,294

The securities reported herein are beneficially owned as follows: (i) 10,449,348 ordinary shares owned directly by Value Base Fund Limited Partnership, a Cayman Islands limited partnership, and (ii) 5,429,294 ordinary shares owned directly by Value Base Fund Invest 1, Limited Partnership, an Israeli limited partnership.

The general partner of Value Base Fund Limited Partnership is Value Base Fund General Partner Ltd., an Israeli private company (the "VBF General Partner"), which has delegated its management responsibilities to a management company, Value Base Fund Management Ltd., an Israeli private company (the "Management Company").

The general partner of Value Base Fund Invest 1, Limited Partnership is Value Base Invest Management Ltd., an Israeli private company (the "VBFI General Partner").

Each of the VBF General Partner, the VBFI General Partner and the Management Company is controlled by Value Base Ltd., which directly and indirectly holds a majority of the shares of each company. Value Base Ltd., an Israeli company, is controlled by Messrs Victor Shamrich and Ido Nouberger.

This Statement shall not be construed as an admission by any of the Reporting Persons that it is the beneficial owner of any of the securities covered by this Statement, and each Reporting Person disclaims beneficial ownership of any such securities. In addition, the Reporting Persons and other entities named in this Schedule 13G may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and each of the Reporting Persons and other entities named in this Schedule 13G disclaims the existence of any such group.

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

 Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 6, 2024

/s/ Ido Nouberger	/s/ Victor Shamrich
Value Base Ltd.
By: Ido Nouberger	Victor Shamrich
Title: CEO	Chairman

/s/ Victor Shamrich
Victor Shamrich

/s/ Ido Nouberger
Ido Nouberger

/s/ Ido Nouberger	/s/ Victor Shamrich
Value Base Fund Limited Partnership By: Value Base Fund Management Ltd.
By: Ido Nouberger*	Victor Shamrich*
Title: Director	Director

/s/ Ido Nouberger	/s/ Victor Shamrich
Value Base Fund Invest 1, Limited Partnership By: Value Base Invest Management Ltd.
By: Ido Nouberger**	Victor Shamrich**
Title: Director	Director

* Signature authority provided in Exhibit 2 to this statement on Schedule 13G.

** Signature authority provided in Exhibit 3 to this statement on Schedule 13G.

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons

Exhibit 2
Unanimous Written Resolutions of the Directors of the Company (dated September 27, 2023) (incorporated herein by reference to Exhibit 2 to Schedule 13G filed by the Reporting Persons on September 28, 2023)

Exhibit 3	Unanimous Written Resolutions of the Directors of the Company (dated May 6, 2024)